Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the

Securities Exchange Act of 1934

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

•	The following were posted to the Twitter account of Dell Technologies Inc. on November 29, 2018.

•	The following were posted to the LinkedIn account of Dell Technologies Inc. on November 29, 2018.

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of the Company with and into the Company, with the Company as the surviving entity, pursuant to which each share of Class V common stock of the Company will, at the election of the holder, convert into the right to receive shares of Class C common stock of the Company or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of the Company will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of the Company, in each case, voting as a separate class, and all outstanding shares of common stock of the Company, voting together as a single class, and will be submitted to stockholders for their consideration. The Company has filed a registration statement on Form S-4 (File No. 333-226618). The registration statement was declared effective by the SEC on October 19, 2018, and a definitive proxy statement/prospectus was mailed on or about October 23, 2018 to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. The Company also filed a supplement to the definitive proxy statement/prospectus on November 26, 2018, which was mailed on or about November 26, 2018 to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SUPPLEMENT AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Company’s website at http://investors.delltechnologies.com.

Participants in the Solicitation

The Company and its consolidated subsidiaries and their directors, executive officers and other members of their management and employees, and Silver Lake Technology Management, L.L.C. and its managing partners and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in favor of the proposed merger and the other transactions contemplated by the amended merger agreement, including the exchange of shares of Class V common stock of the Company for shares of Class C common stock of the Company or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned proxy statement/prospectus and the supplement that have been filed with the SEC.

Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to the Company or its management are intended to identify these forward-looking statements. All statements by the Company regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. The Company’s results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of the Company to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by the Company in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement on Form S-4 (File No. 333-226618) that has been filed with the SEC and declared effective, the risks discussed in the “Update to Risk Factors” section of the supplement to the definitive proxy statement/prospectus that has been filed with the SEC, as well as the Company’s periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, the Company undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.